Steve Benjamin

From:	Steve Benjamin
Sent:	Wednesday, April 18, 2018 10:28 AM
To:	Steve Benjamin
Subject:	Got Tax-Free Income?

My colleague Keith McFadyen wanted me to remind you that in case you missed it, **Sit Investment Associates was rated the # 1 tax-exempt bond fund manager** in Barron's most recent annual ranking of mutual funds (Morningstar ranks our tax-exempt funds pretty high, too).

To learn more, click on a link below, visit our website (www.sitfunds.com) or contact Keith McFadyen at krm@sitinvest.com or 630-235-0065.

Sit Minnesota Tax-Free Income Fund (SMTFX) 3/31/18 Info:
http://www.sitfunds.com/wp-content/uploads/2018/04/SMTFX-Sit-MN-Tax-Free-Income-Fact-Sheet-3-31-18.pdf

Sit Tax-Free Income Fund (SNTIX) 3/31/18 Info:
http://www.sitfunds.com/wp-content/uploads/2018/04/SNTIX-Sit-Tax-Free-Income-Fact-Sheet-3-31-18.pdf

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Fund Strategies

Sit Tax-Free Income Fund
The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

Sit Minnesota Tax-Free Income Fund
The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

Disclosures
Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Risks specific to Tax-Free Fund
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political

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subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Morningstar

The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

Barron's/Lipper

Barron's/Lipper 2017 Annual Fund Family Ranking is based on 59 qualifying U.S. fund families. Rankings are asset-weighted and based on relative performance in the fund's broad category calculated before fees and sales loads. Source: "Barron's Best Fund Families", March 10, 2018.

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